Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners

James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

June 26, 2024

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Atour Lifestyle Holdings Limited
Form 20-F for the Year Ended December 31, 2023

Filed April 26, 2024
File No. 001-40540

Attn:	Division of Corporation Finance
Office of Real Estate & Construction

VIA EDGAR

Dear Babette Cooper, Mark Rakip, Ronald E. Alper and Brigitte Lippmann:

This letter sets forth the responses of Atour Lifestyle Holdings Limited (the “Company”) to the comments the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 18, 2024. For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

General Note to the Staff:

The Company respectfully submits in this letter its proposed amendments to the disclosures contained in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 26, 2024 (the “2023 Annual Report”) (with deletions shown as ~~strike-through~~ and additions underlined).

Subject to the Staff’s further review and comment, the Company undertakes to include the proposed disclosures substantially as set forth below in its annual report on Form 20-F for the fiscal year ending December 31, 2024 (the “2024 Annual Report”), with appropriate revisions and updates to reflect the Company’s circumstances at the time when it files the 2024 Annual Report. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Form 20-F for the Year Ended December 31, 2023

Item 3. Key Information, page 1

1. At the outset of Item 3, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In response to the Staff’s comments, the Company respectfully advises the Staff that it proposes to revise the referenced disclosures at the outset of Item 3 as follows on the page 1 of its 2024 Annual Report (with additions underlined).

“ITEM 3. KEY INFORMATION

Holding Company Structure

…

In addition, we face various legal and operational risks and uncertainties related to being based in and having a significant portion of our operations in China. The PRC regulatory authorities have significant oversight and discretion over the conduct of our business and may influence our operations as they deem appropriate to further economic, regulatory, political, and societal goals. The PRC regulatory authorities have issued new policies covering cybersecurity, data privacy, antitrust, foreign investments, and overseas securities listings, requiring or potentially requiring us to undergo additional regulatory approvals and filings for our business operations, acceptance of foreign investments, and future overseas financing activities. For example, any future offerings and listings of our securities in overseas markets will need to comply with the filing requirements under the CSRC Filing Rules (as defined below). Furthermore, we cannot rule out the possibility that the PRC regulatory authorities will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. These risks could result in a material change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause the value of such securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—Recent Regulatory Developments” on pages 2 and 3 of this annual report, “Item 3. Key Information—Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offerings” on page 4 of this annual report, and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” from page 29 through page 39 of this annual report.”

2. Under Implication of the Holding Foreign Companies Accountable Act, please disclose the location of your auditor’s headquarters.

In response to the Staff’s comments, the Company respectfully advises the Staff that it proposes to revise the referenced disclosures under Implication of the Holding Foreign Companies Accountable Act as follows on page 3 of its 2024 Annual Report (with additions underlined).

“Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including Nasdaq, may be prohibited under the Holding Foreign Companies Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”), if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor which is headquartered in mainland China. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations accordingly.”

Item 3.D. Risk Factors, page 4

3. In your summary of risk factors, disclose the risks that your corporate structure and having the majority of the company’s operations in China poses to investors. In particular describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks elsewhere. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, the Company respectfully advises the Staff that it proposes to revise the referenced disclosures in the summary of risk factors as follows on page 5 of its 2024 Annual Report (with additions underlined).

“Risks Related to Doing Business in China

•	We conduct all of our operations in China and all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject to economic, political and legal developments in China. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. For a detailed discussion of the underlying risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations” on pages 29 and 30 of this annual report.

•	Since legal system in China continues to evolve rapidly, the interpretation and enforcement of many laws, regulations and rules involve uncertainties, and these laws, regulations and rules can change quickly with little advance notice. In addition, the Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. For a detailed discussion of the underlying risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us” on page 30 of this annual report.

•	The Chinese government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed discussion of the underlying risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to The ADSs—The approval or filing of the China Securities Regulatory Commission or other PRC regulatory agencies may be required to maintain our listing status or conduct future offshore securities offerings” on page 43 of this annual report.

•	Our online platform business is subject to various internet-related laws and regulations. These internet-related laws and regulations are relatively new and evolving, and their enactment timetable, interpretation and implementation involve certain uncertainties. For a detailed discussion of the underlying risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to our online platform business operation” on page 31 of this annual report.

•	Our auditor is headquartered in mainland China, a jurisdiction where the PCAOB has historically been unable to conduct inspections and investigations of auditors completely. Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist the ADSs. For a detailed discussion of the underlying risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist the ADSs” on pages 31 and 32 of this annual report.

•	It may be challenging to effect service of legal process, enforce foreign judgments or bring actions in China against us or our management based on foreign laws. For a detailed discussion of the underlying risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws” on page 33 of this annual report.

•	We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. For a detailed discussion of the underlying risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on pages 33 and 34 of this annual report.

Risks Related to Doing Business in China, page 29

4. We note the changes made to your disclosure in this section, including the risk factors on pages 29, 30, 36, and 39, compared to the language used in your initial public offering registration statement. However, it is unclear that there have been changes in the regulatory environment in the PRC since your initial public offering registration statement was filed that would warrant the revised disclosure mitigating the risks related to doing business in China. Please tell us and revise your disclosure in future filings to revert to the language used in your initial public offering registration statement on Form F-1 dated November 7, 2022. Additionally, please tell us and revise your disclosure in future filings to explain the basis for your statement on page 30 that: “The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China.”

The Company respectfully advises the Staff that the changes made to the referenced disclosure in this section, compared to the language used in the F-1 registration statement for its initial public offering in 2022, were made to conform to the disclosures made by similarly situated China-based companies listed in the United States.

In response to the Staff’s comments, the Company respectfully advises the Staff that it proposes to revise the referenced disclosures as follows in the section of “Risks related to Doing Business in China” in its 2024 Annual Report (with deletions shown as ~~strike-through~~ and additions underlined) and conform such changes elsewhere in its 2024 Annual Report as applicable.

“(Page 29)

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

We conduct all of our operations in China and all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including the extent of government involvement, its level of development, its growth rate and its control over foreign exchange. In recent years, the PRC government has implemented measures emphasizing market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises. However, a significant portion of productive assets in China is still owned by the PRC government. The ~~In addition, the~~ PRC government continues to play a significant role in regulating industrial development. It also exercises ~~has~~ significant ~~influence~~ control over China’s economic growth through the allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policies, restricting the inflow and outflow of foreign capital and providing preferential treatment to particular industries or companies. The PRC government also has significant authority to exert influence on the ability of a China-based company, such as our company, to conduct its business.

…

(Page 30)

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

Our operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is a civil law system based on written statutes. Prior court decisions under the civil law system may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. ~~The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. In particular, the PRC legal system is a civil law system based on written statutes. Prior court decisions under the civil law system may be cited for reference, but have limited precedential value.~~ However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

…

(Page 36)

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than renminbi. ~~Access~~ The PRC government may at its discretion restrict access to foreign currencies for current account transactions ~~may be further restricted~~ in the future ~~as the applicable laws, regulations and policies evolve~~. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

…

(Page 39)

…

Regulation and censorship of ~~on~~ information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our self-owned online store or content is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.”

Item 5. Operating and Financial Review and Prospects

5E. Critical Accounting Estimates

Customer loyalty program, page 90

5. Please revise your disclosure in future filings to include your estimate of breakage for all periods along with a sensitivity analysis illustrating the impact of the breakage estimate on revenue.

The Company respectfully advises the Staff that management believes disclosing an estimate of breakage along with a sensitivity analysis would not provide investors with additional meaningful information because:

(i)	The accounting policies and factors management considers in estimating breakage have not substantially changed; and

(ii)	Revenue recognized based on the breakage estimate continues to account for an immaterial portion of the Company’s total revenue (in an amount approximating 1% in 2023).

Therefore, the Company respectfully requests non-disclosure of this estimate and sensitivity analysis.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter, please contact the undersigned or Li He (Tel: +852-2533-3306) or Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

Atour Lifestyle Holdings Limited

By:	/s/ Jianfeng Wu
Name: Jianfeng Wu
Title: Co-Chief Financial Officer

cc:	Li He & Kevin Zhang

Davis Polk & Wardwell LLP